Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Pan American Silver Reports Second Quarter 2026 Financial Results
Record quarterly shareholder returns of $300 million; Attributable silver production of 6.5 million ounces at the high end of quarterly guidance range; La Colorada Skarn project achieves an important milestone
Vancouver, B.C. - August 12, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports second quarter ("Q2 2026") financial results. The Company will host a conference call and webcast on August 13, 2026 to discuss the results; details provided further in this news release.
"Pan American delivered another quarter of strong financial results, generating $344 million in Attributable(1) free cash flow," said Michael Steinmann, President and Chief Executive Officer. "We produced 6.5 million ounces of silver, at the upper end of our quarterly guidance, driven by continued strong performance at La Colorada and Juanicipio. Gold production was 166 thousand ounces in Q2 and we expect production to increase over the balance of the year across our operations, weighted to the fourth quarter, as we had guided last quarter."
"All-in sustaining costs in the first half of the year were below our guidance range for silver and in line for gold. In Q2, costs per ounce were primarily affected by lower gold production, higher consumables costs and increased labour-related costs and royalties, which reflect the increase in metal prices. We reiterate our 2026 Operating Outlook for production and costs, and remain focused on disciplined cost management and improving operating efficiencies."
"We returned a record $300 million to shareholders in Q2 through dividends and share repurchases. We are delivering on the enhanced shareholder return framework we announced in May, repurchasing over seven million shares to date in 2026 under our Normal Course Issuer Bid. These share repurchases increase the dividend per share, as well as increase shareholder exposure to our future free cash flow generation," added Mr. Steinmann.
"Our financial position remains robust. We ended the quarter with $1.8 billion in cash and investments, including cash attributable to our interest in Juanicipio. At the same time, we continue to invest in the safe and reliable operation of our mines and in projects that support future growth. In July, we renewed and amended our five-year senior unsecured revolving credit facility, doubling the size to $1.5 billion with an additional $750 million accordion feature, thereby increasing our total available liquidity to $3.2 billion."
"We reached an important milestone at the La Colorada Skarn project in Mexico, completing the first cut of the 588 Decline in early August 2026. This marks a significant step forward in advancing this world-class silver project," said Mr. Steinmann.
The following highlights for Q2 2026 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Q2 2026 Results:
•Revenue of $1.1 billion and Attributable(1) revenue of $1.3 billion, inclusive of the Company's 44% ownership share of revenue from Juanicipio.
•Net earnings of $305 million, or $0.72 basic earnings per share. A tax expense of $179 million was recorded.
•Adjusted earnings(2) of $308 million, or $0.73 basic adjusted earnings per share.
•Cash flow from operations of $320 million, net of $205 million of income taxes paid and $17 million use of cash for working capital(2). Attributable(1) cash flow from operations of $418 million, inclusive of the Company's 44% ownership share of cash flow from Juanicipio.
•Due to increased profitability as a result of higher metal prices than management had assumed for the first half of the year, we are increasing the guidance range for taxes paid to $585 million to $635 million,

PAN AMERICAN SILVER CORP.	1

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

assuming silver and gold prices of $60 per ounce and $4,000 per ounce, respectively, in the second half of 2026.
•Attributable(1) free cash flow(2) of $344 million, inclusive of the Company's 44% ownership share of free cash flow from Juanicipio, and net of $205 million in taxes paid during Q2 2026, which is expected to be the highest period for taxes paid in 2026 due to the final settlement of taxes for 2025.
•Attributable(1) silver production of 6.47 million ounces, which was at the high end of the Company's 2026 Quarterly Operating Outlook(3) range.
•Attributable(1) gold production of 165.9 thousand ounces, which was below the 2026 Quarterly Operating Outlook(3) range.
•Silver Segment all-in sustaining costs ("AISC")(2)(4) of $17.80 per silver ounce were slightly above the 2026 Quarterly Operating Outlook(3) range.
•Gold Segment AISC(2)(5) of $1,984 per gold ounce were slightly above the 2026 Quarterly Operating Outlook(3) range.
•The Company reiterates its 2026 Operating Outlook(3) for silver and gold production and Silver Segment and Gold Segment AISC. Gold production is now expected to be at the low end of the annual 2026 guidance range and Gold Segment AISC is expected to be at the high end of the annual 2026 guidance range. Please refer to the "2026 Operating Outlook" section of this news release for further details.
•Cash and cash equivalents and short-term investments of $1.8 billion as at June 30, 2026, including $97 million of cash for the Company's 44% interest in Juanicipio. The Company's senior unsecured revolving credit facility (the "Credit Facility") is undrawn and Total Debt(2) of $841 million is primarily related to Senior Notes and lease obligations.
•Record total shareholder returns of $300 million through dividends and share repurchases. The Company repurchased for cancellation, approximately 4.4 million shares in Q2 2026 at an average price of $51.46 per share for a total consideration of approximately $224 million. Aggregate dividends paid were $76 million. As of close on August 11, 2026, the Company has repurchased a total of approximately 7.3 million shares at an average price of $49.22 per share for a total consideration of approximately $358 million.
•A cash dividend of $0.184 per common share, or approximately $76 million in aggregate, with respect to Q2 2026 was declared on August 12, 2026, payable on or about September 4, 2026, to holders of record of Pan American’s common shares as of the close of markets on August 24, 2026. The dividends are eligible dividends for Canadian income tax purposes. The declaration, timing, amount and payment of any future dividends remain at the discretion of the Company’s Board of Directors.
(1)References to "Attributable" refer to the Company's ownership share of results, which includes results from the operations that the Company has a 100% interest in, as well as from the operations, specifically Juanicipio and San Vicente, that the Company does not own a 100% interest in.
(2)Adjusted earnings, Attributable free cash flow, AISC, working capital, total available liquidity, and Total Debt are non-GAAP measures; AISC are presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the MD&A for the period ended June 30, 2026, for a detailed reconciliation of these measures to the Q2 2026 Financial Statements.
(3)The 2026 Operating Outlook and the 2026 Quarterly Operating Outlook were provided in the Company's MD&A dated February 18, 2026.
(4)Silver Segment AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold on an Attributable basis.
(5)Gold Segment AISC are calculated net of credits for realized revenues from all metals other than gold and are calculated per ounce of gold sold.

PAN AMERICAN SILVER CORP.	2

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

PROJECT UPDATES
La Colorada Skarn, Mexico
The Company invested $20 million of project capital on the La Colorada Skarn project during the first half of 2026 ("H1 2026"), largely for continued exploration drilling, and to advance the engineering and preliminary work for the 588 Decline Project. Development of the 588 Decline Project commenced in August 2026, and is a crucial step towards development of the La Colorada Skarn project and to advancing the expansion of the La Colorada silver mine, as described in the revised preliminary economic assessment effective March 24, 2026. The next phase of development is also advancing, with engineering for the material handling system and ventilation shafts on schedule to be presented to the Board of Directors for approval in the second half of 2026.
Jacobina, Brazil
The Company invested $22 million of project capital at Jacobina during H1 2026, focused on enhancing infrastructure and making certain plant improvements, while advancing studies for overall long-term operational optimizations. The key project advances during H1 2026 included: the construction of new carbon-in-pulp tanks, which are expected to be fully commissioned in August 2026; initiation of construction activities for the main substation and motor control center upgrades; and further in-fill exploration drilling directed towards expanding the mineral reserve and mineral resource base. In addition, the process plant optimization program, focused on streamlining and simplifying the process plant flow sheet, is progressing in a trade-off study through conceptual engineering. A significant evaluation of this intensive brownfield project is being undertaken to develop either an approach to upgrade the existing process plant circuitry and remove obsolete equipment in isolated stages to avoid significant disruptions to ongoing operations, or to build a new, state-of-the-art processing facility. Meanwhile, a filtration plant, filtered tailings stack, and mine paste backfill preparation plant alternatives are being evaluated independently of the process plant upgrade projects. The conceptual engineering phase of these projects is nearing completion and is expected to advance to detailed engineering over the next few months.
Escobal, Guatemala
The ILO 169 consultation process for Escobal continues with the Ministry of Energy and Mines ("MEM"). The Vice Minister of the Environment and other government representatives visited the Escobal mine on May 28, 2026. On June 22, 2026, the Company met with representatives from the MEM and the Vice Ministry of Sustainable Development, who reported that advisors to the Xinka have been retained for bilateral meetings between the MEM and the Xinka representatives to review consultation activities. Accordingly, a bilateral meeting was held on July 7, 2026. On July 2, 2026, the Vice Minister of the MEM was promoted to Minister. While the consultation work is continuing, there is currently no timeline for the conclusion of the Escobal ILO 169 consultation process and no date for a restart of operations at the Escobal mine.
Timmins, Canada
On June 1, 2026, the Company announced a conceptual plan for a phased development of new mineral resources to support potential production growth and extension of mine life at Timmins (the "Timmins Camp Project"). In May 2026, the Company's Board of Directors approved the first phase of the project, with a total investment of $146 million to extend the shaft at the Bell Creek mine, and to construct two exploration drifts to access the Vogel and Samson deposits. The initial spending on this first phase is included in the Company's annual 2026 project capital guidance for Timmins. Pan American plans to publish an update to the estimated mineral reserves and mineral resources for Timmins and Vogel, as of June 30, 2026, with the corporate-wide update in the third quarter of 2026. The Company also plans to release a preliminary economic assessment for the Timmins Camp Project in the first half of 2027.

PAN AMERICAN SILVER CORP.	3

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

CONSOLIDATED FINANCIAL AND OPERATIONAL RESULTS

		June 30, 2026	December 31, 2025
Weighted average shares during period (thousands)		421,056	381,479
Shares outstanding end of period (thousands)		417,074	421,847

		Three months ended June 30,
	Unit	2026	2025
FINANCIAL
Revenue	$M	$1,124	$812
Net earnings	$M	$305	$190
Basic earnings per share(1)(2)	$/share	$0.72	$0.52
Adjusted earnings(2)	$M	$308	$155
Basic adjusted earnings per share(1)(2)	$/share	$0.73	$0.43
Cash flow from operations	$M	$320	$294
ATTRIBUTABLE FINANCIAL(3)
Revenue	$M	$1,268	$811
Cash flow from operations	$M	$418	$294
Sustaining capital expenditures(4)	$M	$(74)	$(60)
Free cash flow(2)	$M	$344	$234
ATTRIBUTABLE PRODUCTION(3)
Silver Production	koz	6,469	5,094
Gold Production	koz	165.9	178.7
Zinc Production	kt	15.6	12.6
Lead Production	kt	8.4	6.0
Copper Production	kt	0.6	0.7
AISC(2)(3)
Silver Segment	$/Oz	$17.80	$19.66
Gold Segment	$/Oz	$1,984	$1,611
AVERAGE REALIZED PRICES(5)
Silver	$/Oz	$70.97	$32.91
Gold	$/Oz	$4,402	$3,305
Zinc	$/t	$3,475	$2,597
Lead	$/t	$1,944	$1,954
Copper	$/t	$13,602	$9,401
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the MD&A for the period ended June 30, 2026, for a detailed reconciliation of these measures to the Q2 2026 Financial Statements.
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Q2 2026 Financial Statements under Note 7 "Investment in Juanicipio".
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
2026 OPERATING OUTLOOK
Based on production and costs to date, the Company reiterates its 2026 Operating Outlook for silver and gold production, zinc, lead and copper ("base metal") production, Silver Segment and Gold Segment AISC, and sustaining capital expenditures, as provided in the Company's MD&A dated February 18, 2026.

PAN AMERICAN SILVER CORP.	4

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Management now expects full year 2026 gold production to be at the low end of its guidance range of 700 to 750 thousand ounces and third quarter 2026 gold production to be between three to six thousand ounces below the low end of the guidance range of 178.5 to 192.0 thousand ounces. The modifications to the planned gold production primarily relate to lower expected production at Jacobina and El Peñon, while gold production in the second half of the year is expected to improve at Timmins and Shahuindo due to increased throughput and mine sequencing into higher grade ores. Gold Segment AISC are expected to be at the high end of the guidance range of $1,700 to $1,850 per ounce as a result of these production impacts, as well as increased labour and consumables costs. We are also managing the impacts of El Niño on our operations in Chile and Argentina. Extreme rainstorms have affected site access for key personnel in July and into August and may continue to cause disruptions through the remainder of the year.
At Jacobina, gold production is now expected to be approximately 10 thousand ounces below the low end of the original annual guidance range of 181 to 191 thousand ounces, reflecting changes to mining sequencing. The mining method employed at Jacobina over the last 40 years has been open stoping with very few of the stopes backfilled. Over the last several years, Jacobina has experienced seismic events. While these events have not resulted in any injuries or infrastructure damage, after reassessing the risks associated with seismicity, we have implemented measures in Q2 2026 that include leaving larger pillars, reducing production rates in some higher-grade areas and increasing development rates to open more mining zones. These measures will result in overall mining grades coming in closer to average mineral reserve grade. Longer-term, we are evaluating alternative AVOCA-type mining methods in certain areas with waste rock backfill, and cemented backfill as part of the optimization of the Jacobina operation.
At El Peñon, silver production is expected to remain within the original annual guidance range of 3.65 to 3.95 million ounces. Gold production is now expected to be approximately 10 thousand ounces below the low end of the original annual guidance range of 104 to 111 thousand ounces, reflecting lower-than-expected continuity in certain secondary structures.
Additionally, due to increased profitability as a result of higher metal prices than management had assumed for the first half of the year, we are increasing the guidance range for taxes paid to be between $585 million and $635 million, assuming silver and gold prices of $60 per ounce and $4,000 per ounce, respectively, in the second half of 2026.
Please see Pan American's MD&A dated February 18, 2026, for further details on the Company's original 2026 Operating Outlook, including the original breakdown of the 2026 Operating Outlook by quarter. Please also refer to the "Cautionary Note Regarding Forward-Looking Statements and Information" at the end of this news release.

	H1 2026 Guidance	Six months ended, June 30, 2026	2026 Annual Guidance
Attributable Silver Production (million ounces)	12.15 - 13.15	12.90	25.00 - 27.00
Attributable Gold Production (thousand ounces)	339.0 - 362.0	335.1	700.0 - 750.0
Silver Segment AISC(1) ($ per ounce)	14.87 - 17.25	12.64	15.75 - 18.25
Gold Segment AISC (1) ($ per ounce)	1,800 - 1,938	1,918	1,700 - 1,850
Sustaining Capital Expenditures ($ millions)	162 - 172	168	340 - 360
Project Capital Expenditures ($ millions)(2)	103 - 110	84	240 - 255
(1)AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of this non-GAAP measure. The AISC forecasts assume average metal prices of $70.00/oz for silver, $4,200/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $10,000/tonne ($4.54/lb) for copper; and average annual exchange rates relative to 1 USD of $18.50 for the Mexican peso ("MXN"), $3.45 for the Peruvian sol ("PEN"), $1,427 for the Argentine peso ("ARS"), $7.00 for the Bolivian boliviano ("BOB"), $1.39 for the Canadian dollar ("CAD"), $950 for the Chilean peso ("CLP") and $5.50 for the Brazilian real ("BRL").
(2)Project capital expenditure guidance updated on May 5, 2026 to reflect approval of spending to advance the La Colorada Skarn Project.
AISC, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, total available liquidity, working capital and

PAN AMERICAN SILVER CORP.	5

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

total debt are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Q2 2026 Financial Statements and Q2 2026 MD&A. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date:        Thursday, August 13, 2026
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast
Participants can register for the conference at: https://dpregister.com
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (international participants)
Web Phone         https://hd.choruscall.com
The live webcast and presentation slides will be available at https://panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Attributable revenue, Attributable cash flow from operations, and Attributable free cash flow. Any reference to "Attributable" in this news release should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to

PAN AMERICAN SILVER CORP.	6

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
•AISC. Any reference to “AISC” in this news release should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of impact from by-product metals (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis. Pan American believes that AISC, calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan ("project capital").
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the Credit Facility, construction loans and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.
•Project capital refers to investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life-of-mine plan.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the period ended June 30, 2026 for a more detailed discussion of these and other non-GAAP measures and a detailed reconciliation of these measures in the Q2 2026 Financial Statements.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2026, our estimated AISC, and our sustaining and project capital expenditures in 2026; any anticipated benefits resulting from project capital expenditures; the anticipated dividend payment date of September 4, 2026; expectations regarding the continued delivery on the enhanced shareholder return framework announced in May; Juanicipio's expected contributions, including with respect to free cash flow, silver production, and a decrease in Silver Segment AISC; expectations regarding the development of the La Colorada Skarn, project upgrades at Jacobina, and plans related to the Timmins Camp Project, and any anticipated benefits to be derived therefrom; expectations regarding the release of results from a preliminary economic assessment for the Timmins Camp Project in the first half of 2027; expectations regarding the timing for release of updated reserves and resources information; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of

PAN AMERICAN SILVER CORP.	7

Q2 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets, such as the Mexican peso ("MXN"), Peruvian sol ("PEN"), Argentine peso ("ARS"), Bolivian boliviano ("BOB"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") versus the United States dollar ("USD"); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	8